AM
2-10-2004

04001635

VF1-80-04

UNITED STATES
IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING
JAN 26 2004
WASH. D.C.

SEC FILE NUMBER
8- 65693

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Inlign Financial, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3875 N. 44th Street, Ste 300
(No. and Street)

Phoenix (City) Az (State) 85018 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Diana Bergthold 602 385 7553
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marlow C. Hunter + Associates
(Name – *if individual, state last, first, middle name*)

4000 Tare Court (Address) Arlington (City) TX (State) 76016 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 11 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AM

OATH OR AFFIRMATION

I, Diana L. Bergthold, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Inlign Financial, LLC, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

"OFFICIAL SEAL"
Carol B. Guinn
Notary Public-Arizona
Maricopa County
My Commission Expires 4/8/2007

[Signature]
Notary Public

[Signature]
Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INLIGN FINANCIAL, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION
Together with Accountant's Reports

DECEMBER 31, 2003

MARLOW C. HUNTER, P.C.
CPAs and Consultants
4000 Tave Court
Arlington, Texas 76016
214-207-6958
Fax 817-483-1954

Independent Auditor's Report

Board of Directors and Member
INLIGN FINANCIAL, LLC

We have audited the accompanying statement of financial condition of INLIGN FINANCIAL, LLC as of December 31, 2003, and the related statements of income, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of INLIGN FINANCIAL, LLC as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Marlow C. Hunter, P.C.

Arlington, Texas
January 12, 2004

INLIGN FINANCIAL, LLC

Statement of Financial Condition
December 31, 2003

ASSETS		
Cash - Checking	$10,000	
Total Cash	***10,000***	
Current Assets		***10,000***
Total Assets		***$10,000***
LIABILITIES AND MEMBER'S EQUITY		
Contributions - Inlign Wealth Management, LLC	16,722	
Year-to Date Income (Loss)	(6,722)	
Member's Equity		***10,000***
Total Liabilities and Equity		***$10,000***

See Notes to Financial Statements.

INLIGN FINANCIAL, LLC

Statement of Income
For the Twelve Months Ended December 31, 2003

	YTD	% of Net Revenue
Revenue		
Operating Expenses		
General & Administrative	$6,722	
Other Expenses		
Total Operating Expenses	6,722	
EBITDA	(6,722)	
Net Income (Loss)	($6,722)	

See Notes to Financial Statements.

Inlign Financial, LLC
Statement of Changes in Member's Equity
For the Twelve Months Ended December 31, 2003

	YTD 2003
Balance, 12/31/02	10,000
Net Income	(6,722)
Capital Contributions from Member	6,722
Distributions to Member	-
Balance, 12/31/03	10,000

See Notes to Financial Statements.

Inlign Financial, LLC
Statement of Changes in Liabilities Subordinated to the Claims of General Creditor
For the Twelve Months Ended December 31, 2003

	YTD 2003
Balance, 12/31/02	-
Balance, 12/31/03	-

See Notes to Financial Statements.

Inlign Financial, LLC
Statement of Cash Flows
For the Twelve Months Ended December 31, 2003

	YTD 2003
Net Income (Loss) from Operations	(6,722)
Add back Non-Cash Expenses:	
Depreciation & Amortization	-
Changes in Working Capital:	
Intangible Assets	-
Tangible Assets	-
Accounts Receivable	-
Note & Employee Receivable	-
Intercompany Receivable	-
Prepaid Expenses	-
Accrued Liabilities	-
Deferred Revenue	-
Deferred Rent	-
Trade & Other Payables	-
Net Cash Used by Operations	(6,722)
Cash Flows from Financing Activities:	
Proceeds from Debt	-
Capital Contributions from Member	6,722
Distributions to Member	-
Net Cash Provided by Financing Activities	6,722
Change in Cash	-
Cash, Beginning of Year	10,000
Cash, End of Year	10,000

See Notes to Financial Statements.

Inlign Financial, LLC

Notes to Financial Statements

December 31, 2003

1. Organization and Nature of Business

Inlign Financial, LLC ("Inlign Financial") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). Inlign Financial is an Arizona Limited Liability Corporation that is owned 100% by Inlign Wealth Management, LLC (Parent).

2. Significant Accounting Policies

Basis of Presentation

Inlign Financial is engaged in a single line of business as a limited purpose broker-dealer. The business of Inlign Financial consists entirely of referring persons (including persons for whom Parent or an affiliate has provided, or is currently providing tax, financial planning or other advice) to third party broker-dealers and banks for the execution of securities transactions in exchange for fees from such third party broker-dealers and banks. Inlign Financial does not engage in underwriting, proprietary trading, or market making.

3. Net Capital Requirements

Inlign Financial is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital which shall be the greater of $5,000 or, during the first year of operations, 12.5% of the firm's aggregate indebtedness as calculated pursuant to Rule 15 c3-1. The Net Capital Rule prohibits Inlign Financial from withdrawing equity capital if after making the withdrawal and taking into account any subordinated loan payments (if applicable) that are schedule to occur within 180 days after making the withdrawal, the Firm's:

- Net capital would be less than 120 percent of its minimum net capital requirement;
- Net capital would be less than 25 percent of its haircuts prior to making the withdrawal;
- Aggregate indebtedness would exceed 1,000 percent of the Firm's net capital; or
- Total outstanding subordinated loan principal would exceed 70 percent of the Firm's debt-equity total as defined in paragraph (d) of Rule 15c3-1.

Inlign Financial, LLC

Notes to Financial Statements

December 31, 2003

4. Income Taxes

Inlign Financial is included in the consolidated federal income tax return filed by its Parent.

5. Use of Estimates

Preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those amounts.

MARLOW C. HUNTER, P.C.
CPAs and Consultants
4000 Tave Court
Arlington, Texas 76016
214-207-6958
Fax 817-483-1954

Independent Auditor's Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Directors and Stockholder
INLIGN FINANCIAL, LLC

We have audited the accompanying financial statements of INLIGN FINANCIAL, LLC as of and for the year ended December 31, 2003, and have issued our report thereon dated January 12, 2004. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying schedule of Net Capital Computation as Required by Exchange Act Rule 15c3-1, and the FOCUS Report are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Marlow C. Hunter, P.C.

Arlington, Texas
January 12, 2004

NET CAPITAL COMPUTATION
AS REQUIRED BY EXCHANGE ACT RULE 15c3-1
FOR
INLIGN FINANCIAL, LLC

COMPUTATION DATE:			12/31/2003	
Net Capital Requirement, the Greater of:			$	5,000.00
1/8 of Aggregate Indebtedness	$	-		
Minimum Dollar Requirement	$	5,000.00		
Net Capital				10,000.00
Excess (Deficiency) Net capital:			$	5,000.00
Aggregate Indebtedness:			$	-
Excess Net Capital @ 1,000% (Net Capital, less 10% Aggregate Indebtedness)			$	10,000.00
Ratio of Aggregate Indebtedness to Net Capital:				0.00%
Ratio of Subordinated Indebtedness to Debt/Equity Total:				N/A

Total Assets			$	10,000.00
Less: Total Liabilities				-
Net Worth			$	10,000.00
Deductions from and/or charges to Net Worth:				
Total non-allowable assets	$	-		
Charge Against Net Capital for SDN Collateral Deficiency		-		
Other deductions or charges		-		
Total Deductions from Net Worth				-
Net Capital before haircuts on securities positions			$	10,000.00
Haircuts on securities:				
Certificates of Deposit and Commercial Paper	$	-		
U.S. and Canadian government obligations		-		
State and municipal government and obligations		-		
Corporate obligations		-		
Stock and warrants		-		
Options		-		
Arbitrage		-		
Other Securities		-		
Other Positions		-		
Undue Concentration		-		
Total haircuts of securities				-
Net Capital			$	10,000.00

FORM X-17A-5	**FOCUS REPORT** (Financial and Operational Combined Uniform Single Report) **Part IIA Quarterly 17a-5(a)** INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

COVER

Select a filing method: Basic (•) Alternate ( ) [0011]

Name of Broker Dealer: INLIGN FINANCIAL, LLC [0013]

SEC File Number: 8- 65693 [0014]

Address of Principal Place of Business: 3875 NORTH 44TH STREET, SUITE [0020]

PHOENIX [0021] AZ [0022] 85018-5488 [0023]

Firm ID: 124576 [0015]

For Period Beginning 10/01/2003 [0024] And Ending 12/31/2003 [0025]

Name and telephone number of person to contact in regard to this report:

Name: Diana L. Bergthold [0030] Phone: (602)385-7553 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: Not Applicable [0032] Phone: ____ [0033]

Name: ____ [0034] Phone: ____ [0035]

Name: ____ [0036] Phone: ____ [0037]

Name: ____ [0038] Phone: ____ [0039]

Does respondent carry its own customer accounts? Yes ( ) [0040] No (•) [0041]

Check here if respondent is filing an audited report ☑ [0042]

ASSETS

Consolidated (•) [0198] Unconsolidated ( ) [0199]

		Allowable	Non-Allowable	Total
1.	Cash	10,000 [0200]		10,000 [0750]
2.	Receivables from brokers or dealers:			
	A. Clearance account	[0295]		
	B. Other	[0300]	[0550]	0 [0810]
3.	Receivables from non-customers	[0355]	[0600]	0 [0830]
4.	Securities and spot commodities owned, at market value:			
	A. Exempted securities	[0418]		
	B. Debt securities	[0419]		
	C. Options	[0420]		
	D. Other securities	[0424]		
	E. Spot commodities	[0430]		0 [0850]
5.	Securities and/or other investments not readily marketable:			
	A. At cost [0130]			
	B. At estimated fair value	[0440]	[0610]	0 [0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
	A. Exempted securities [0150]			
	B. Other securities [0160]			

7. Secured demand notes market value of collateral:		[0470]	[0640]	0 [0890]
A. **Exempted securities**	[0170]			
B. **Other securities**	[0180]			
8. Memberships in exchanges:				
A. **Owned, at market**	[0190]			
B. **Owned, at cost**			[0650]	
C. **Contributed for use of the company, at market value**			[0660]	0 [0900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		[0480]	[0670]	0 [0910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		[0490]	[0680]	0 [0920]
11. Other assets		[0535]	[0735]	0 [0930]
12. **TOTAL ASSETS**		10,000 [0540]	0 [0740]	10,000 [0940]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	0 [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	0 [1560]
B. Other	[1115]	[1305]	0 [1540]
15. Payable to non-customers	[1155]	[1355]	0 [1610]
16. Securities sold not yet purchased, at market value		[1360]	0 [1620]
17. Accounts payable, accrued liabilities, expenses and other	[1205]	[1385]	0 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		0 [1690]
B. Secured	[1211]	[1390]	0 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	0 [1710]
1. from outsiders [0970]			
2. Includes equity subordination (15c3-1(d)) of [0980]			
B. Securities borrowings, at market value:		[1410]	0 [1720]
from outsiders [0990]			
C. Pursuant to secured demand note collateral agreements:		[1420]	0 [1730]
1. from outsiders			

[1000]

2. Includes equity subordination (15c3-1(d)) of ____ [1010]

D. Exchange memberships contributed for use of company, at market value		[1430]	0 [1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	0 [1750]
20. TOTAL LIABLITIES	0 [1230]	0 [1450]	0 [1760]

Ownership Equity

	Total
21. Sole proprietorship	[1770]
22. Partnership (limited partners ____ [1020])	10,000 [1780]
23. Corporations:	
A. Preferred stock	[1791]
B. Common stock	[1792]
C. Additional paid-in capital	[1793]
D. Retained earnings	[1794]
E. Total	0 [1795]
F. Less capital stock in treasury	[1796]
24. TOTAL OWNERSHIP EQUITY	10,000 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	10,000 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 10/01/2003 [3932] Period Ending 12/31/2003 [3933] Number of months 3 [3931]

REVENUE

1.	Commissions:	
a.	**Commissions on transactions in exchange listed equity securities executed on an exchange**	[3935]
b.	**Commissions on listed option transactions**	[3938]
c.	**All other securities commissions**	[3939]
d.	**Total securities commissions**	0 [3940]
2.	Gains or losses on firm securities trading accounts	
a.	**From market making in options on a national securities exchange**	[3945]
b.	**From all other trading**	[3949]
c.	**Total gain (loss)**	0 [3950]
3.	Gains or losses on firm securities investment accounts	[3952]
4.	Profit (loss) from underwriting and selling groups	[3955]
5.	Revenue from sale of investment company shares	[3970]
6.	Commodities revenue	[3990]
7.	Fees for account supervision, investment advisory and administrative services	[3975]
8.	Other revenue	[3995]
9.	Total revenue	0 [4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers		[4120]
11.	Other employee compensation and benefits		[4115]
12.	Commissions paid to other broker-dealers		[4140]
13.	Interest expense		[4075]
a.	**Includes interest on accounts subject to subordination agreements**	[4070]	
14.	Regulatory fees and expenses		5,805 [4195]
15.	Other expenses		467 [4100]
16.	Total expenses		6,272

		[4200]
NET INCOME		
17. Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		-6,272 [4210]
18. Provision for Federal Income taxes (for parent only)		[4220]
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
a. **After Federal income taxes of**	[4238]	
20. Extraordinary gains (losses)		[4224]
a. **After Federal income taxes of**	[4239]	
21. Cumulative effect of changes in accounting principles		[4225]
22. Net income (loss) after Federal income taxes and extraordinary items		-6,272 [4230]
MONTHLY INCOME		
23. Income (current monthly only) before provision for Federal income taxes and extraordinary items		-6,272 [4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) (1)--**Limited business (mutual funds and/or variable annuities only)** ☐ [4550]

B. (k) (2)(i)--**"Special Account for the Exclusive Benefit of customers" maintained** ☑ [4560]

C. (k) (2)(ii)--**All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s)** ☐ [4570]

Clearing Firm SEC#s	Name	Product Code
8- ______ [4335A]	______ [4335A2]	______ [4335B]
8- ______ [4335C]	______ [4335C2]	______ [4335D]
8- ______ [4335E]	______ [4335E2]	______ [4335F]
8- ______ [4335G]	______ [4335G2]	______ [4335H]
8- ______ [4335I]	______ [4335I2]	______

STATEMENT OF RECONCILIATION

I, Diana L. Bergthold, state that I am the Chief Financial Officer of INLIGN FINANCIAL, LLC and that to the best of my knowledge and belief no material difference exists between the net capital computation included in the annual report and the net capital computation included in the most recent FOCUS report.

Diana L. Bergthold
Signature

CHIEF FINANCIAL OFFICER
Title

January 12, 2004
Date

AFFIRMATION

I, Diana L. Bergthold, affirm that I am the Chief Financial Officer of INLIGN FINANCIAL, LLC and that to the best of my knowledge and belief the accompanying financial statements are true and correct, and neither Inlign Financial, LLC nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

CHIEF FINANCIAL OFFICER
Title

January 12, 2004
Date

SUBSCRIBED AND SWORN TO BEFORE ME, THE UNDERSIGNED AUTHORITY, THIS 13TH DAY OF JANUARY, 2004.

Notary Public In And For

Maricopa / Arizona
The County of / State

NOTARY SEAL

"OFFICIAL SEAL"
Carol B. Guinn
Notary Public-Arizona
Maricopa County
My Commission Expires 4/8/2007